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                               Filed pursuant to Rule 424(b)(3) and
                               Rule 424(c).  Supplements prospectus dated
                               April 22, 1997 (File No. 333-6454).


                        Supplement Dated February 2, 1998
                                       to
                                   Prospectus
                                       of
                                Lookaway Partners

                     --------------------------------------


This Supplement to the Prospectus dated April 22, 1997 of Lookaway Partners updates and supersedes where indicated the information set forth in such Prospectus as follows:

1. Increase in Budgeted Expenses. The budget for the opening of the Club is presently expected to be at least $12,400,000. No assurances can be given that the actual cost of opening the Club will not be higher than this amount. The present budget is an increase of approximately $1,500,000 over the budget set forth in the Prospectus dated April 22, 1997. This increase is due to a number of items, with the single largest increase being the increase in the projected cost of renovation and construction of the Clubhouse. However, the expenses projected for golf course construction are higher, as are professional fees (engineering, architectural, legal), parking lot, pro shop capitalization and course bridges. The specific components of the current projected budget for the opening of the Club are as follows:

       Land:
                Golf Course      $2,990,000
                Lots (6)            830,000
                Closing Costs        68,266         $3,888,266
                                 -------------
       Engineering Fees:                               380,000
       Legal Fees                                      180,000
       Architectural Fees:
                Golf Course         405,000
                Clubhouse            77,500            482,500
                                 --------------

       Golf Course Construction                      3,805,000
       Clubhouse Renovations                         1,700,000
       Maintenance Building                            175,000
       Course Equipment                                370,000
       Membership/Marketing                            300,000
       Furniture/Fixtures                              165,000
       Interest Expenses                                75,000

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       Operating Expenses                                   300,000
       Septic Fields                                        108,000
       Well Pumps                                            17,500
       Site Electric                                         40,000
       Course Bridges                                       125,000
       Parking Lot                                          245,000
       Pro Shop Capitalization                               35,000
       Miscellaneous                                          8,734
                                                       -------------

                        Projected Budget:               $12,400,000

2. Expected Deficit. The Partnership presently projects revenues, prior to the opening of the Club, including amounts borrowed from the General Partner, of an aggregate of $10,902,000, consisting of $9,627,000 from the sale of Partnership Interests including interests sold for the account of the General Partner, $1,200,000 from the sale of the Re-Sale Lots and $75,000 from interest. The revenues presently projected do not vary materially from the revenues projected in the April 22, 1997 Prospectus. No assurances can be given that the full amount of projected revenues will be available to the Partnership. Projected expenses through the Club opening exceed the projected pre-opening revenues by $1,500,000 (the "Projected Deficit").

3. Expected Required Annual Payments to Pay for Deficit. It is anticipated that purchasers of Partnership Interests will be required to make payments to pay off the Projected Deficit. The Partnership has not yet definitely determined the manner in which payment of the Projected Deficit will be paid. The Partnership may take out a twenty (20) year or more mortgage. If a 20 year mortgage were to be undertaken, the annual required payments per limited partner would be approximately $600, based upon current interest rates. No assurances can be given as to the amount or frequency of payments that will be required of purchasers in this offering in connection with the payment of the Projected Deficit.

4. Potential Increase in Annual Dues. The Partnership has not yet determined the dues rates for the Club. However, it is expected that dues will be higher than indicated in the April 22, 1997 Prospectus. It is presently anticipated that the annual dues will be $4,500-$5,000. No assurances can be given as to the exact amount of dues that Limited Partners will be required to pay.

5. No Purchasers as of yet for the Re-Sale Lots. The Partnership has engaged in only limited marketing of the Re-Sale Lots. The Partnership expects to first offer the Re-Sale Lots to limited partners of the Partnership. As of this date, none of the Re-Sale Lots are under agreement. No assurances can be given as to whether or when the Re-Sale Lots will be sold.


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6. Partial Opening of the Club Expected in the Summer of 1998. At the present time, subject to various assumptions, the Club expects 10 holes to be playable on a limited basis commencing in the summer of 1998, with all 18 holes being playable on a limited basis commencing in the fall of 1998. This expectation assumes favorable weather conditions and the anticipated schedules of the various contractors and subcontractors. However, there are many factors in the opening of the Club that are beyond the control of the Partnership, and no assurances can be given as to any particular opening date for the Club.

7. Dues to Begin in 1998. With the partial opening of the Club expected in the summer of 1998, many operating expenses will begin to be incurred in 1998. Dues for 1998 will be $4,500, and will be payable in two installments due February 15 and June 30, 1998.

8. Partnership Units Sold. Through December 23, 1997, the Partnership had sold an aggregate of 215 Partnership Interests. The only remaining available Partnership Interests are Series E Units priced at $60,000 each, and Corporate Gold Units.

9. Updated Quarterly Financial Statements. The Partnership has filed Reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 1997, which are incorporated herewith by reference and made a part hereof.



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